SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        Report for the Month of May 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company






Letter to  Xenova Group PLC


                    DISCLOSURE OF INTEREST IN ORDINARY SHARES OF 10P

We hereby give notice for the purposes of Part VI of the Companies Act 1985 that today we have become aware that Aberforth Smaller Companies Trust plc has a notifiable interest in 5,136,221 Ordinary Shares of 10p each which, based on the information available to us, represents 2.94% of the issued share capital of the above company.

The shares to which this notification relates are, or will be, registered as follows:

Registered Holder                                     Number of Shares

Clydesdale Bank (Head Office) Nominees Limited            5,136,221
A/C ABERFITI


Letter from David Holland
For Aberforth Partners Secretaries






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 14 May, 2003